

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 12, 2011

<u>Via E-mail</u>
Garth Wong
President and Chief Executive Officer
800, 326 — 11th Avenue S.W.
Calgary, Alberta
Canada T2R 0C5

> **Re: Oilsands Quest Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed July 15, 2011**
> **File No. 1-32994**

Dear Mr. Wong:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director

cc: <u>Via E-mail</u>
Andrew J. Foley
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019